UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE

							June 2, 2005

Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy
947 Linwood Avenue
Ridgewood, N.J. 07450

      Re:	Ridgewood Energy K Fund, LLC
      Ridgewood Energy L Fund, LLC
      Ridgewood Energy M Fund, LLC
	Registration Statements on Forms 10
      Filed April 29, 2005
	File Nos. 0-51266, 0-51267, 0-51268, respectively


Dear Mr. Gulino:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. Where comments on a section that appears in one registration statement also could apply to disclosure that appears elsewhere in the document or in any of the other registration statements, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. The Ridgewood Energy K, L and M Funds are not currently subject to
the reporting requirements of Exchange Act Sections 13(a) or
15(d).
Therefore, the safe harbor the Private Securities Litigation
Reform
Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate (1) references to the Private Securities Litigation Reform Act of 1995 and (2) any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E (a) (1) in particular.
3. Please avoid the over usage of capitalized terms if you are using
such terms for their common meanings. For example, you capitalize "Shares," "Block," "Working Interest," "Lessee," etc. Further, if using capitalized terms as defined terms, ensure that you define such terms when first used. Define for example, but not limited to, "Projects," "Participating Parties," "Ridgewood Energy Programs," "Royalty Relief Rule," etc.
4. We acknowledge receipt of your letter dated May 10, 2005.   We
note that you have not filed this letter as correspondence on EDGAR.
Please ensure that you file the May 10, 2005 letter and, unless the subject of a Rule 83 or confidential treatment request, all other future written communications, as correspondence on EDGAR. In addition, please ensure correction of the typographical error relating to the contact information on the registration statements in your next amendment.
5. With regard to that letter, tell us the following:
* how many investors have previously in a Ridgewood fund (excluding repeat investors);
* how you contact investors regarding investing in a particular. Given that, for example, the K Fund has 805 investors, tell us how many potential investors were contacted and how you were able to do so without conducting a general solicitation; and
* why the creation of these funds resulted in a requirement to file under Section 12(g) of the Exchange Act when prior funds (prior to K) apparently did not have to do so.

6. Provide us with a copy of the Regulation D materials used in the conduct of these offerings.
7. Please provide us with an organizational chart depicting the Ridgewood Energy Corporation companies and affiliated companies with respective share ownership delineated.

Business, page 1

8. Expand this section to provide more information about Ridgewood Energy Corporation (REC), its operations and its dealings with the Fund. As part of this disclosure:
* Describe the business of REC.
* Indicate how, when and from whom the Fund acquired the working interests. If the Funds interest differs from other related parties that have working interests in those properties, describe those differences and why they exist. If the Fund acquired the working interests from affiliated parties, identify those parties and explain how you arrived at those terms.
* The nature of services provided by REC.

9. Provide a breakdown of the $11.2 million that were paid in offering fees, commissions and investment fees, including to whom those were paid.
10. Consistent with the requirements of Item 101(a) (2) of Regulation
S-K, please supplement the disclosure in this section to address your specific plan of operations for the remainder of the fiscal year. Avoid the use of non-specific disclosure and tailor the discussion in each fund`s prospectus to the specific activities and plans of that fund. For example, rather than state that the manager `intends to invest or has invested in one or more of [certain] types of Projects," revise to indicate for each fund, what projects the manager has already approved and specific plans that the manager has for such projects through the end of the fiscal year for the fund.
11. Provide the information required by Item 101(c) (v) and (vii) of
Regulation S-K regarding the seasonality of your business operations and dependence on customers.
12. Provide the disclosure required by Item 101(e) and 101 (f) of Regulation S-K.
13. You state on page 3 that the "Fund[s`] activities may result in tax benefits..." Revise to specify the types of activities that would result in such benefits and explain if there currently are any specific activities being undertaken by the funds that would result in tax benefits. Further, explain whether the fund, the investor, or both, would be eligible to receive tax benefits from the identified activities.

Competition, page 6
14. You state that a fund "may be somewhat insulated from most aspects of [sic] competition because it takes a passive role in the
Project..."   Despite the fact that the funds do not themselves
obtain lease blocks, the funds` manager`s ability to obtain such blocks and the funds` ability to obtain working interests with respect to such blocks is impacted by competition. Please clarify this statement. Further, disclosure that states that the funds are insulated "somewhat" from competition is inconsistent with disclosure in the same section that notes the companies with more resources than those of the respective fund, are competitors. Please revise or advise.

Working Interest in Natural Gas Leases, page 3
15. Tailor the discussion in this section to reference specific projects and operations of each fund. For example, an explanation of a "non-consent interest" would be clearer if the disclosure referenced fund projects involving non-consent interests. If there are no such projects, then plainly state this fact and indicate, if appropriate, any specific plans to obtain such rights.
16. Please clarify the statement that "Non-Consent Interests may revert back to the original Working Interest owner when the Participating Parties have received a penalty amount from the production attributable to the Non-Consent Interest." The disclosure fails to explain the risks associated with reversion of such interest and does not adequately explain when such reversions of interest would occur. Further, as noted above, if material to your current or planned operations, please revise the disclosure. Otherwise, if this is not applicable to your operations, remove such language.

MMS Deep Gas Royalty Incentive, page 4
Improved Seismic Data Reduces Risk For Deeper Drilling, page 4
Natural Gas Pipeline and Gathering Infrastructure, page 4

17. The relevance of the disclosure in these sections would be made
more apparent if you revised the disclosure to address its impact to
the specific operations or plan of operations with respect to
specific projects, of each fund.   Please revise the disclosure
accordingly.

18. We note the risk factor disclosure regarding the exclusivity of the manager`s decisions regarding the selection of future projects of each fund. Given that investors are not allowed an opportunity to participate in the selection of projects, your disclosure should be supplemented to include, without the use of overly-technical jargon and in sufficient detail, a summary of the parameters used in assessing future projects.
19. You state that "the Manager cannot guarantee that the Fund[s`] activities will not include investments in pipelines that could be considered as an interstate pipeline and thus subject to FERC regulation." Has any Ridgewood Energy fund invested in pipelines in the past? Inform us of any current plans Ridgewood Energy Corporation, as manager of the funds, has with respect to such investments. Further, delineate the risk associated with regulation by the Federal Energy Regulatory Commission in a separate risk factor in the Risk Factor discussion. We may have further comments.






Risk Factors, page 7

20. Your risk factor discussion is very generic and could apply to any company operating in the oil and gas exploration sector. Further, although the funds face similar risks, the risk factor discussion should be tailored to address the unique risks faced by a particular fund. For example, in discussing risks associated with drilling activities, in the Ridgewood Energy K Fund LLC disclosure, you should disclose the fact that four of the seven properties the fund has working interests in, have resulted in dry-holes and have been plugged (i.e. the West Cameron 103, Matagorda Island 619, Galveston 246 and High Island 53 properties). Please revise the risk factor discussions in each fund accordingly.
21. The headings of your risk factors do not delineate the risks discussed. Also, the headings are not easily discernible from the majority of the text. Revise so that the headings are in bold print or otherwise stand out and adequately specify the risk involved. For example but not limited to the following headings, "Reliance on third parties," "Joint activities of others," "Manager will receive compensation," and "Disparity of Contributions." Please revise accordingly.

22. Include a risk factor that addresses the limited operation history of each fund.

23. Advise us of whether you intend to or currently conduct
operations in the deep shelf of the Gulf of Mexico versus only the continental shelf. If yes, identify the percentage of operations in
the deep versus continental shelf.   We may have further comments.

"Compensation of Manger and affiliates is not linked to profitability...," page 11

24. If material, identify the "affiliates" and the potential compensation they may be awarded. Further, rather than stating the fees and expenses "may be substantial", clarify the nature of the risk by specifying the percentage of fees and compensation that could be awarded to the Manager or provide a hypothetical example to more clearly delineate the risk to shareholders` investments in the funds.





Modification of Delaware law, page 11

25. Provide more detail as to the type of information to which you can limit access and whether you intend to avail yourself of those provisions of Delaware law.

"Limited liability of Shareholders...," page 12

26. We note the disclosure in the last sentence of the risk factor.
Explain to us why this would be a material risk, particularly in light of the disclosure in the registration statement that management of the funds falls exclusively within the domain of Ridgewood Energy
Corporation as manager.

Conflicts of Interest, page 12

27. While the Manager has a fiduciary duty to Prior Programs, it
would appear that it also has such duty to the Fund.   Indicate
whether the Manager has any procedures in place to address possible conflicts of interest. If so, describe.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 15
28. Please clearly identify the heading of this section by placing the heading in bold font or some form of highlighting.
29. Supplement the discussion in this section to address the disclosure requirements with respect to your operations from inception through the most recent fiscal quarter. Please see Release
No. 33-8350 for further guidance.

Results of Operations, page, page 16
Liquidity and Capital Resources, page 16
30. Please clarify the following statement: "[s]hareholders should be
aware that the Fund is organized to return net cash flow rather than
accounting income to Shareholders."
31. Substantially revise the discussion in this section to address the disclosure requirements specified in Item 303 of Regulation S-K.
For example, tailor the discussion for each fund`s projects and discuss any known commitments or events or uncertainties that are reasonably likely to impact the liquidity of the fund. Also, consistent with the requirements of Item 303(a) (5), present the
contractual obligations in a tabular format.   See Items 303 of
Regulation S-K.
32. We note the disclosure in the last paragraph of this section. Please provide a heading, entitled "Fees and Expenses of the Fund".
The disclosure should also make reference to the 4.5% of the base amount of a capital contribution investment fee charged by the manager as noted in Article 9.1 of the Operating Agreement for each fund.

Properties, page 17

33. Please update the disclosure in this section to reflect exploration activities conducted through the date of filing of the amendment to the registration statement.

Directors and Officers
34. Consistent with the requirements of Item 401 of Regulation S-K, please provide a complete biographical sketch for each named individual for the past five years. For example, revise the biographical sketches to reference a date versus stating a director or officer has been employed "since inception" of a particular company. We notice gaps or ambiguities with regard to time in the sketches for all directors and officers. Please disclose a month and date for each timeline for each position within the five-year period.

Financial Statements
35. We note that your financial statements were audited in accordance with auditing standards generally accepted in the United States. Note that an audit in accordance with Public Company Accounting Oversight Board (United States) (PCAOB) standards became a requirement, effective May 24, 2004. As a result, your financial statements are unaudited and do not meet the requirements of Form 10.
No further review will be made of your financial statements until an amendment is filed containing all of the financial statements required by Form 10 that are audited in accordance with PCAOB (U.S.)
standards. Please call us prior to amending your filing to discuss this comment in additional detail.
36. We note that your auditor, Perelson Weiner LLP, does not appear to be registered with the PCAOB. Section 102 of the Sarbanes-Oxley
Act of 2002 requires that a non-U.S. public accounting firm be registered with the PCAOB to issue an audit report with respect to any issuer beginning after July 18, 2004. This provision applies to any issuer whose securities are registered under Section 12 of the Securities Exchange Act of 1934 that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Since your current auditor is not registered with the PCAOB, they will not be able to issue audit reports on subsequent period financial statements, nor perform any procedures to update their previously issued report included in your Form 10-SB until they become registered with the PCAOB. However, your current auditor may issue a consent to the use of the originally issued audit report since the report was issued prior to time you met the definition of an issuer.

Ridgewood Energy K Fund, LLC
Properties, page 17
37. We note disclosure on the website of Ridgewood Energy
Corporation
with respect to the West Cameron 76 project. You disclose the historic operations of the project and state that through June 2004, the West Cameron project has had cumulative gas production of approximately 260 billion cubic feet of gas. No such disclosure
appears in the registration statement.   Please revise the
disclosure
or remove inconsistent disclosure from the website.

Ridgewood Energy L Fund, LLC
Properties, page 17
38. Revise the disclosure to indicate the basis for the conclusion that the South Timbalier 77 #44 well "is not dry and will ultimately be a producing well." Remove the repetitive disclosure that appears on page 17 regarding the James Line Project.

Ridgewood Energy M Fund, LLC
Properties, page 17

39. As discussed in a prior comment, please provide risk factors tailored to the respective operations of the fund. In this regard, include a risk factor regarding the "promote" costs assessed against the Ridgewood Energy M fund in connection with the James Lime Project. Moreover, we note disclosure on page 18 that "[i]f the James Line Project is not successful, although the Fund will have lost its dry-hole costs, the $33,217,500 [would] be "free" for investment in other projects." Explain or revise this statement.

Closing Information

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Barry Stem, Senior Assistant Chief Accountant at
202-551-3763 if you have questions regarding comments on the
financial statements and related matters.   Please contact
Mellissa
Campbell Duru at 202-551-3757 or the undersigned at 202-551-3745 with any other questions.



Sincerely,


H. Roger Schwall
Assistant Director




cc:	via facsimile
	Mr. D. Gulino
	(201) 447-0474





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Ridgewood Energy K Fund, LLC
Ridgewood Energy L Fund, LLC
Ridgewood Energy M Fund, LLC
Forms 10
June 2 , 2005
page 11